22006690

...SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67704

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

FEB 25 2022

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CEDAR POINT CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7300 METRO BLVD #360
(No. and Street)

EDINA	MN	55439
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TODD JOHNSON	(952) 259-6249	TJOHNSON@CEDARPOINTCAPITAL.NET
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BOULAY, PLLP
(Name – if individual, state last, first, and middle name)

7500 FLYING CLOUD DRIVE, #800	MINNEAPOLIS	MN	55344
(Address)	(City)	(State)	(Zip Code)

10/14/2003	542
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David B. Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cedar Point Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TODD C. JOHNSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2027

Notary Public

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cedar Point Capital, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2021

Contents

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cedar Point Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cedar Point Capital, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

We have served as Cedar Point Capital, LLC's auditor since 2012.

Minneapolis, Minnesota
February 17, 2022

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 | 2180 Immokalee Road Suite 308 Naples, FL 34110 (t) 239.325.1100

BoulayGroup.com

Cedar Point Capital, LLC

Statement of Financial Condition

		12/31/21
Assets		
Cash	$	95,155
Prepaid expenses		13,312
Furniture & equipment (net of accumulated depreciation of $37,600)		3,735
Other assets		10,500
Total assets	$	122,702
Liabilities		
Accrued expenses	$	8,960
Other liabilities		4,340
Total liabilities	$	13,300
Member's equity		
Capital	$	400,500
Accumulated deficit		(291,098)
Total member's equity		109,402
Total liabilities & member's equity	$	122,702

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Operations

		Twelve months ended 12/31/21
Revenues		
Investment banking	$	2,019,823
Total revenues	$	2,019,823
Expenses		
Salaries and benefits	$	1,113,655
Sales commissions		734,523
Occupancy and equipment rental		43,321
Legal and audit		41,370
Regulatory		22,215
Communication		11,332
Promotion		5,002
Office supplies		4,037
Other		3,347
Depreciation		3,279
Travel		1,762
Insurance		1,516
Total expenses	$	1,985,359
Net income	$	34,464

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2021

Balance at December 31, 2020	$	74,938
2021 Net income		34,464
Balance at December 31, 2021	$	109,402

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Cash Flows

		Twelve months ended 12/31/21
Operating activities		
Net income	$	34,464
Adjustments:		
Depreciation		3,279
Fair value of warrants received included in revenue		(384,226)
Fair value of warrants issued to employees and brokers included in sales commissions		384,226
Changes in assets & liabilities:		
Prepaid expenses		844
Accrued expenses		1,868
Other liabilities		(3,882)
Net cash provided by operating activities		36,573
Net increase in cash		36,573
Cash at beginning of period		58,582
Cash at end of period	$	95,155

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Notes to Financial Statements

Year Ended December 31, 2021

1. Summary of Significant Accounting Policies

Description of Business

Cedar Point Capital, LLC (CPC or the "Company") advises corporations concerning capital needs and determining the most advantageous means for raising capital. CPC acts as an agent in private placements of debt and equity securities. CPC began operations on April 27, 2007 and is a Minnesota limited liability company.

The Company, pursuant to SEC footnote 74, is considered a Non-Covered firm for exemption purposes and (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Securities Exchange Act (SEA) Rule 15c2-4, (2) does not carry accounts of or for customers; or (3) carry PAB accounts (as defined in Rule 15c3-3).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and the results could be significant. The most sensitive estimates affecting the financial statements involved the calculation of the fair value of warrants received in conjunction with CPC's agency transactions, which were distributed as compensation to CPC's employees and independent brokers.

Revenue Recognition - Investment Banking

Investment banking revenues include fees arising from private placement securities offerings in which CPC acts as an agent. Investment banking revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, which is when the shares are issued by the client. CPC receives warrants associated with certain private placement securities that are recorded at fair value. The estimated fair value of the warrants received that was included in revenue was approximately $384,226 for the year ending December 31, 2021.

1. Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment are stated at cost. Furniture and equipment are depreciated using a straight-line method over estimated useful lives of three to seven years. Repairs and maintenance are expensed as incurred. When equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on dispositions is included in operations. CPC reviews its furniture and equipment for impairment whenever events indicate the carrying amount of the asset may not be recoverable.

Cash

CPC maintains its cash with large financial institutions; the amounts held in these accounts may exceed federally insured levels.

Income Taxes

CPC is organized as a limited liability company under Minnesota state law. As a single member limited liability company, CPC's earnings pass through to the owners and are taxed at the owners' level. Accordingly, no income tax provision has been calculated or recorded in the accompanying financial statements.

Additionally, management evaluates CPC's tax positions, including its status as a tax-exempt, pass-through entity for federal and state tax purposes, and has determined that CPC has taken no uncertain tax positions that require adjustment to the financial statements.

CPC will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. CPC could be subject to Federal and state of Minnesota tax examinations by tax authorities for years 2018 through 2021.

Allocation of Profits and Losses

Profits and losses are allocated among members in proportion to their percentage interests.

2. Net Capital Requirements

CPC, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, CPC is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2021, CPC had net capital, as computed under the rule, of $81,855 which was $76,855 in excess of required net capital.

3. Commitments and Contingencies

Leases
All lease expense is recorded in occupancy and equipment rental line item on the Statement of Operations. CPC leases office space Edina, Minnesota that amounted to $43,321 on the 2021 Statement of Operations. CPC has a $10,500 security deposit and $4,340 of deferred rent associated with this lease that are reflected in other assets and other liabilities, respectively, on the 2021 Statement of Financial Condition. This lease is with a related party as David Johnson, CEO of CPC, who is on the Board of Directors of the Lessor. Either party can cancel the lease with 90 days' notice.

4. Related Party Transactions

Richard Nigon, a sales representative with CPC, is a member of the Board of Directors of RxFunction.

Company	Board Member	2021 Revenue	% of Total 2021 Revenue
RxFunction	Richard Nigon	$ 82,263	4.1%

5. Subsequent Events

CPC has evaluated subsequent events through February xx, 2022, which is the date the financial statements were available to be issued. No subsequent events that required disclosure were noted.

Cedar Point Capital, LLC

Schedule I.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Total member's equity		$ 109,402
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment	3,735	
Prepaid expenses	13,312	
Other assets	10,500	
		27,547
Net capital before haircuts on securities positions		81,855
Haircuts on securities positions		-
Net capital		$ 81,855
Aggregate indebtedness		$ 13,300
Minimum net capital required – 6 2/3% of aggregated indebtedness		$ 887
Minimum dollar net capital required		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 76,855
Percentage of aggregate indebtedness to net capital		16%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in CPC's unaudited December 31, 2021 Part IIA FOCUS filing.

See accompanying Report of Independent Registered Public Accounting Firm

Cedar Point Capital, LLC

Schedule II.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company relies on Footnote 74 to SEC Release 34-70073 and will not claim an exemption from Rule 15c3-3.

See accompanying Report of Independent Registered Public Accounting Firm

Cedar Point Capital, LLC

Schedule III.

Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements of the Securities and Exchange Commission

December 31, 2021

The Company does not directly or indirectly receive, hold, or otherwise owe funds or control obligations under SEC rule 15c3-3(b) because it is a “Non-Covered” entity pursuant to Footnote 74 to SEC Release 34-70073 and therefore not subject to the Rule.

See accompanying Report of Independent Registered Public Accounting Firm

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Cedar Point Capital, LLC
Edina, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Cedar Point Capital, LLC and the SIPC, solely to assist you and SIPC in evaluating Cedar Point Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Cedar Point Capital, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Cedar Point Capital, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 17, 2022

Exemption Report Claimed Under Footnote 74

Cedar Point Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and is filing this exemption report on reliance of Footnote 74 of the 2013 SEC Release.

(2) The Company met the provisions throughout the most recent fiscal year ended December 31, 2021 without exception.

Cedar Point Capital, LLC

I, David Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
CHIEF EXECUTIVE OFFICER

Date: 02-17-2022

SIPC-7 (36-REV 12/18)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CEDAR POINT CAPITAL LLC
7300 METRO BLVD STE 360
EDINA, MN 55439-2302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark DenDooven 612 532-8639

2. A. General Assessment (item 2e from page 2) $ 3,030

B. Less payment made with SIPC-6 filed (**exclude interest**) (483)

7/21/21
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,547

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2,547

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cedar Point Capital LLC
(Name of Corporation, Partnership or other organization)

Mark DenDooven
(Authorized Signature)

CFO / Financial and Operations Principal
(Title)

Dated the 28 day of January , 20 22 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,019,823
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,019,823
2e. General Assessment @ .0015	$ 3,030
	(to page 1, line 2.A.)